# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ribbon Acquisition Corp., CIK 0002035016
CUSIP: G7552W109
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Central Park Tower LaTour Shinjuku, Room 3001, 6-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo, Japan (M0), 160-0023
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001279891

## Reporting persons
- WOLVERINE ASSET MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 410,927; sole dispositive power 0; shared dispositive power 410,927; aggregate amount beneficially owned 410,927 (6.35% of the class)
- Wolverine Trading Partners, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 410,927; sole dispositive power 0; shared dispositive power 410,927; aggregate amount beneficially owned 410,927 (6.35% of the class)
- Wolverine Holdings, L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 410,927; sole dispositive power 0; shared dispositive power 410,927; aggregate amount beneficially owned 410,927 (6.35% of the class)
- Christopher L. Gust: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 410,927; sole dispositive power 0; shared dispositive power 410,927; aggregate amount beneficially owned 410,927 (6.35% of the class)
- Robert R. Bellick: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 410,927; sole dispositive power 0; shared dispositive power 410,927; aggregate amount beneficially owned 410,927 (6.35% of the class)

## Item 1. Issuer
Name of issuer: Ribbon Acquisition Corp.
Address of issuer's principal executive offices: Central Park Tower LaTour Shinjuku, Room 3001, 6-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo, Japan, 160-0023

## Item 2. Person Filing
Name of person filing:
Wolverine Asset Management, LLC
Wolverine Holdings, L.P.
Wolverine Trading Partners, Inc.
Christopher L. Gust
Robert R. Bellick
Address of principal business office or, if none, residence:
c/o Wolverine Asset Management, LLC
175 West Jackson Boulevard, Suite 340
Chicago, IL 60604
Citizenship:
Wolverine Asset Management, LLC - Illinois
Wolverine Holdings, L.P. - Illinois
Wolverine Trading Partners, Inc. - Illinois
Christopher L. Gust - U.S. Citizen
Robert R. Bellick - U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Wolverine Asset Management, LLC ("WAM") is an investment manager and has voting and dispositive power over 410,927 of the Issuer's outstanding Class A Ordinary Shares. The sole member and manager of WAM is Wolverine Holdings, L.P. ("Wolverine Holdings"). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. ("WTP"), the general partner of Wolverine Holdings. Each of Wolverine Holdings, Mr. Bellick, Mr. Gust, and WTP have voting and disposition power over 410,927 of the Issuer's outstanding Class A Ordinary Shares.
Percent of class: WAM may be deemed the beneficial owner of 6.35% of the Issuer's outstanding Class A Ordinary Shares and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust may be deemed the beneficial owner of 6.35% of the Issuer's outstanding Class A Ordinary Shares. Percentages were calculated by dividing the number of shares deemed beneficially owned by each reporting person by 6,470,000 (the number of Class A Ordinary Shares outstanding as of March 31, 2025 as reported in the Issuer's Form 10-K filed on April 1, 2025).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: WAM has shared power to vote or direct the vote of 410,927 outstanding Class A Ordinary Shares of the Issuer, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to vote or direct the vote of 410,927 outstanding Class A Ordinary Shares of the Issuer, in each case as set forth in Item 4(a) above.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: WAM has shared power to dispose or direct the disposition of 410,927 outstanding Class A Ordinary Shares of the Issuer, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to dispose or direct the disposition of 410,927 outstanding Class A Ordinary Shares of the Issuer, in each case as set forth in Item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Wolverine Flagship Fund Trading Limited is known to have the right to receive the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary shares covered by this statement that may be deemed to be beneficially owned by WAM.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WOLVERINE ASSET MANAGEMENT LLC: /s/ Kenneth L. Nadel, Kenneth L. Nadel, Chief Operating Officer (04/30/2025)
- Wolverine Trading Partners, Inc.: /s/ Christopher L. Gust, Christopher L. Gust, Authorized Signatory (04/30/2025)
- Wolverine Holdings, L.P.: /s/ Christopher L. Gust, Christopher L. Gust, Managing Director (04/30/2025)
- Christopher L. Gust: /s/ Christopher L. Gust, Christopher L. Gust (04/30/2025)
- Robert R. Bellick: /s/ Robert R. Bellick, Robert R. Bellick (04/30/2025)